SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           AG BAG INTERNATIONAL, LTD.
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    001077106
                                 (CUSIP Number)

                                 Steven G. Ross
                            2000 West Marshall Drive
                           Grand Prairie, Texas 75051
                                 (972) 647-4374
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------------------                   ----------------------------
CUSIP NO.     001077106                13D               PAGE 2 OF 5 PAGES
          ---------------                                     --   --
---------------------------------                   ----------------------------

------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven G. Ross
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        PF
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

------- ------------------------------------------------------------------------
6       CITIZENSHIP OF PLACE OF ORGANIZATION

        U.S.A.
------- ------------------------------------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER
         SHARES                  1,800,000 shares
                          ------ -----------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                 0 shares
                          ------ -----------------------------------------------
          EACH            9      SOLE DISPOSITIVE POWER
       REPORTING                 1,800,000 shares
                          ------ -----------------------------------------------
      PERSON WITH         10     SHARED DISPOSITIVE POWER
                                 0 shares
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,800,000
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.9%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This schedule relates to the common stock, par value $ .01 per share (the "Common Stock"), of Ag Bag International, Ltd. ("Ag Bag"), a Delaware corporation with its principal executive offices at 2320 S.E. Ag Bag Lane, Warrenton, Oregon 97146.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Steven G. Ross, an individual resident of the State of Texas, purchased the common stock.

         (b)      Business address: Steven G. Ross
                                    2000 W. Marshall Drive
                                    Grand Prairie, TX 75051

         (c) Mr. Ross and his family own companies that manufacture polyethylene products.

         (d) Mr. Ross has not been convicted in a criminal proceeding in the past five years.

         (e) Mr. Ross has not been a party to civil or administrative proceedings regarding activities subject to Federal or State securities laws in the past five years.

         (f)      Mr. Ross is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Ross purchased the Common Stock with $862,500.00 in personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Ross acquired the Common Stock of Ag Bag, a customer/distributor of a company owned by Mr. Ross and his family, for investment purposes. Mr. Ross intends to continuously review his investment in Ag Bag and may acquire additional shares of Common Stock of Ag Bag or sell some or all of his Common Stock of Ag Bag. Factors which will be evaluated include Ag Bag's business and prospects, the price and availability of the Common Stock of Ag Bag, continued listing of the Common Stock of Ag Bag by NASDAQ, subsequent developments concerning Ag Bag and other investment and business opportunities available to Mr. Ross, and general stock market and economic conditions. Mr. Ross recently considered acquiring control of Ag Bag but presently has no such intention. Mr. Ross reserves the right to engage in any lawful action related to his investment in Ag Bag including the acquisition of additional Common Stock of Ag Bag.

         Except as set forth in the above paragraph, Mr. Ross currently does not have any plans or proposals related to any of the items enumerated in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Ross owns 1,800,000 shares of the 12,061,991 shares of Common Stock outstanding as of March 20, 1998. Mr. Ross' shares represent 14.9% of the Common Stock.

         (b) Mr. Ross controls sole voting power and sole power of disposition over 1,800,000 shares of Common Stock.

         (c) On April 6, 1998, Mr. Ross purchased 1,200,000 shares of Common Stock in a single transaction through a broker-dealer that makes a market in the stock. Mr. Ross paid $.46875 per share.

         (d) No person other than Mr. Ross has the right to receive or direct dividends from, or proceeds from the sale of, the Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                             Signature on next page.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 15, 1998
                                             -----------------------------------
                                             (Date)

                                             /s/  Steven G. Ross
                                             -----------------------------------
                                             (Signature)

                                             Steven G. Ross
                                             -----------------------------------
                                             (Name/Title)